Prospectus Supplement Dated July 1, 1998 to Prospectus Dated
June 1, 1998

   Extension of Exchange Offer. Qwest Communications International Inc. (the "Company") has extended to 5:00 p.m., New York City time, July 8, 1998, its offer (the "Exchange Offer") to exchange its 8.29% Series B Senior Notes Due 2008 ("New Notes") for its 8.29% Senior Notes Due 2008 ("Old Notes"). The offer had been scheduled to expire at 5:00 p.m., New York City time, on July 1, 1998. Old Notes in the approximate aggregate principal amount at maturity of $332 million have been tendered in the Exchange Offer.

   Holders of Old Notes who do not tender before 5:00 p.m., New
York City time, July 8, 1998, will continue to hold unregistered securities and will have no right to compel the Company to register their Old Notes under the Securities Act of 1933.